August 15, 2014

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Loan Lauren P. Nguyen, Special Counsel

Re:

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 27, 2014

File No. 000-54778

Dear Mrs. Nguyen:

Below please find our responses to your comment letter dated August 14, 2014 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Forward-Looking Statements, page 4

1.

Please confirm that in future filings you will either delete the reference to the Private Securities Litigation Reform Act of 1995 in the first paragraph or expand your disclosure to clarify that the safe harbor offered by the Private Securities Litigation Reform Act does not apply to penny stocks issuers.

We hereby confirm that we will remove the reference to the Private Securities Reform Act of 1995 in future filings.

2.

Please confirm that in future filings you will revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of your board of directors.  Refer to General Instructions D(2)(a) to Form 10-K.  In this regard, we note that Mr. Sitra signed the first half of the signature page on behalf of the registration but did not sign the second half of the signature page in his individual capacity as your principal executive officer, principal financial officer, principal accounting officer and sole director.

Securities and Exchange Commission

August 15, 2014

We hereby confirm that we will include the appropriate signature(s) and clearly state the capacity in which each is signing to include those of our principal executive officer, principal financial officer, principal accounting officer and a majority of our board of directors.

If you have any questions or have additional comments, please do not hesitate to contact me directly at
(512) 772-1542 or scott@bluewaterglobalgroup.com.

Very truly yours,

/s/ J. Scott Sitra

J. Scott Sitra

President and Chief Executive Officer

Blue Water Global Group, Inc.